SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For March 2006

______________________

ASML Holding N.V.

De Run 6501

5504 DR Veldhoven

The Netherlands

(Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	ASML Annual Report 2005

99.2	ASML Statutory Annual Report 2005

99.3	“ASML Discloses Results of Annual Shareholders Meeting” press release, dated March 24, 2006

99.4	Agenda for the Annual General Meeting of Shareholders of ASML Holding N.V., dated

March 23, 2006

99.5	Explanatory Notes to the Agenda for the Annual General Meeting of Shareholders of ASML Holding N.V., dated March 23, 2006

99.6	Annual General Shareholders Meeting presentation by Henk Bodt, Eric Meurice and Peter Wennink dated March 23, 2006

99.7	Environment, Health, Safety & Social Report 2005

99.8	Principles of Ethical Business Conduct 2005

99.9	Board of Management Remuneration Policy 2006

99.10	Board of Management Rationale for Revising the Remuneration Policy 2006

99.11

Announcement of the intended appointment by the Supervisory Board of ASML Holding N.V. of Mr. K.P. Fuchs as Executive Vice President Operations and member of the Board of Management, dated March 23, 2006

99.12

Announcement of i) the retirement by rotation of two members of the Supervisory Board of ASML Holding N.V., and ii) the nomination for re-appointment of a member of the Supervisory Board, dated March 23, 2006

99.13	Proposal to Amend the Articles of Association.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: April 19, 2006	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President
and Chief Financial Officer

2